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                                January 10, 2007

Via EDGAR
Mr. Mark P. Shuman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Sysview Technology, Inc.
                           Form SB-2 filed on October
11, 2006
                           SEC File No.:  333-137950
                           Form 8-K filed July 28, 2006
                           File No. 0-27773

Dear Mr. Shuman:

         This letter is written in response to comment #5 of your letter dated November 6, 2006 relating to the Form SB-2 (the "Registration Statement") filed by Sysview Technology, Inc. (the "Company") on October 11, 2006. In our previous response letter date December 22, 2006, we inadvertently failed to fully respond to comment #5. Please see our full response to comment #5 below:


DESCRIPTION OF SECURITIES, PAGE 34

5. Expand the prospectus to provide a meaningful explanation of the term "full ratchet basis." In this respect, adjustments to the exercise price to equal to the lowest price at which shares are sold do not appear to be "similar transactions" within the meaning of Rule 416. We note that such adjustments exceed anti-dilution adjustments. Please confirm your understanding that Rule 416 will not be applicable to additional shares issuable as a consequence of "full ratchet" conversion price adjustments.

         RESPONSE: Please see the revisions that have been made to the Description of Securities section of the Registration Statement, which we now believe more clearly states the rights of preferred stock and warrant holders as it relates to their anti-dilution rights. The Company understands and acknowledges that Rule 416 will not be applicable to additional shares issuable as a consequence of "full ratchet" conversion price adjustments.



         If you have any additional comments or questions please feel free to contact the undersigned. We thank you in advance for your attention to this matter.


                                                            Very truly yours,

                                                            /S/ JODY R. SAMUELS
                                                            -------------------

                                                             Jody R. Samuels